UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2003

                         Commission File No.: 001-11421

A.  Full title of the plan:

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

B. Name of issuer of securities held pursuant to the plan and the address of principal executive office:

                           Dollar General Corporation
                               100 Mission Ridge
                        Goodlettsville, Tennessee 37072

             AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Dollar General Corporation 401(k) Savings and Retirement Plan
As of December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

             Audited Financial Statements and Supplemental Schedule

   As of December 31, 2003 and 2002 and for the year ended December 31, 2003




                                    Contents

Audited Financial Statements

Report of Independent Registered Public Accounting Firm........................1
Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements...............................................4-10

Supplemental Schedule

Schedule of Assets (Held at End of Year)......................................11

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
   Dollar General Corporation 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Dollar General Corporation 401(k) Savings and Retirement Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets
(held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Nashville, Tennessee
June 4, 2004                                         /s/ Ernst & Young LLP

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                Statements of Net Assets Available for Benefits


                                                          December 31,
                                                    2003                2002
                                               ---------------------------------

Assets
Investments, at fair value:
   Dollar General Corporation common stock      $35,793,491          $22,456,612
   Registered investment companies               51,327,673           36,344,226
   Participant notes receivable                   2,966,526            2,173,613
   Real estate limited partnerships                 167,185              275,348
                                               ---------------------------------
Total investments                                90,254,875           61,249,799
                                               ---------------------------------


Receivables:
   Employer contributions                                 -            5,469,478
   Participants' contributions                      268,044              421,060
                                               ---------------------------------
Total receivables                                   268,044            5,890,538

Cash                                                      -               56,029
                                               ---------------------------------

Net assets available for benefits               $90,522,919          $67,196,366
                                               =================================

See accompanying notes to the financial statements.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003



Additions:
   Additions to net assets attributed to:
       Investment income:
         Interest and Dividends                 $   683,001
         Net appreciation in fair value of
           investments                           25,230,716
                                              ----------------
                                                 25,913,717

      Contributions:
         Employer                                 2,484,086
         Participant                              6,152,712
         Rollover                                 1,760,028
                                              ----------------
                                                 10,396,826
                                              ----------------
         Total additions                         36,310,543

Deductions:
   Deductions from net assets attributed to:
      Benefits paid to participants              12,745,556
       Administrative expenses                      238,434
                                              ----------------
         Total deductions                        12,983,990
                                              ----------------

         Net increase                            23,326,553

Net assets available for benefits:
   Beginning of year                             67,196,366
                                              ----------------
   End of year                                  $90,522,919
                                              ================

See accompanying notes to the financial statements.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                         Notes to Financial Statements

                               December 31, 2003


1. Description of Plan

The following brief description of the Dollar General Corporation 401(k) Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan for all employees of Dollar General Corporation (the "Employer" or the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

The Plan allows the participants to make contributions of the participants' earnings in the form of deferred compensation to a retirement plan before income taxes are deducted. The contributions are invested, and income earned is not taxed to the participant until withdrawn from the Plan.

Participants may elect to contribute from 1% to 25% of pre-tax annual eligible compensation as defined in the Plan, subject to certain limitations under applicable federal law. Participants may also make rollover contributions to the Plan. The Employer has the option of matching up to 100% of the first 5% of eligible compensation contributed by the participants ("Employer Matching Contribution"). The participant contribution and Employer Matching Contribution are invested as directed by the participant.

In addition to the Employer Matching Contribution described above, the Employer may contribute discretionary amounts from time to time ("Profit Sharing Contribution") as Profit Sharing Contributions. The Profit Sharing Contribution is invested as directed by the participant. Participants must be employed on the last day of the Plan year to receive a Profit Sharing Contribution. There was no Profit Sharing Contribution for the 2003 Plan year. Prior to January 1, 2003, the Employer also had the option to make contributions to the Plan on behalf of all participants which shall be treated as Qualified Nonelective Employer Contributions ("QNEC"). Effective January 1, 2003, the Company elected to discontinue QNEC contributions to the Plan.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                   Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Employer contributions and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants who have one hour of service on or after January 1, 2003 are immediately vested in their contributions and the Employer Matching and Profit Sharing Contributions plus actual earnings thereon. Participants who do not have one hour of service on or after January 1, 2003 are subject to the prior vesting schedule under the Plan. Participants are 100% vested without regard to credited service in the event of death, disability, or attainment of retirement age.

Participant Loans

Participants in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Only one loan may be outstanding at a time. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans must be repaid within 5 years from the date of the loan unless proceeds are used to acquire the principal residence of the participant borrower. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or, under certain circumstances, may purchase an annuity.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                   Notes to Financial Statements (continued)

1. Description of Plan (continued)

Forfeited Accounts

Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions of the Company or to pay reasonable Plan expenses. In 2003, employer contributions were reduced by $1,382,471 and Plan expenses of $186,483 were paid from forfeited nonvested accounts. The balance of forfeited nonvested accounts was $364,902 and $571,039 at December 31, 2003 and 2002, respectively.

Administrative Expenses

Participants pay for the costs charged for originating loans. Fees and expenses associated with the administrative and recordkeeping services provided by an external provider are paid by the Plan. The Employer pays all other expenses.

Change in Trustees and Plan Recordkeepers

On November 1, 2003, State Street Bank and Trust Company ("State Street") replaced Matrix Capital Bank as Trustee of the Plan and CitiStreet LLP replaced BISYS Retirement Services, L.P. as Plan recordkeeper. As of November 17, 2003, all assets and records were transferred to State Street and CitiStreet.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participant accounts will become fully vested and the assets will be distributed to participants or their beneficiaries.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                   Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, which generally equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The Dollar General Corporation common stock is valued at the last reported sales price on the last business day of the Plan year. Real Estate limited partnership investments are valued at the appraised values as of the last business day of the Plan year. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the dividend payable date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                   Notes to Financial Statements (continued)

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

4. Investments

During 2003, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (declined) in fair value as follows:

                                                         Year ended
                                                     December 31, 2003
                                                  -----------------------

       Registered investment companies                  $ 8,310,072
       Dollar General Corporation common stock           16,931,835
       Real estate limited partnerships                    (11,191)
                                                  -----------------------
                                                        $25,230,716
                                                  =======================

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                   Notes to Financial Statements (continued)

4. Investments (continued)

Investments which represent 5% or more of the Plan's net assets available for benefits are as follows:


                                                                                         December 31,
-------------------------------------------------------------------------------------------------------------------

    Identity of Party Involved               Description of Assets                  2003               2002
-------------------------------------------------------------------------------------------------------------------

Dollar General Corporation          Dollar General Corporation common stock      $35,793,491         $22,456,612
The American Funds Group            Washington Mutual Investors Fund              10,144,177           7,037,951
INVESCO Institutional               Invesco Stable Value Trust                    12,484,808                   -
PIMCO Funds                         PIMCO Total Return Fund                        4,754,651                   -
Dodge & Cox Funds                   Dodge & Cox Balanced Fund                     18,056,186                   -
The American Funds Group            The Income Fund of America                             -          14,275,848
The American Funds Group            The Cash Management Trust of America                   -           4,351,489



5. Transactions with Parties-in-Interest

Transactions with parties-in-interest include purchases and sales of assets through Matrix Capital Bank from January 1 through October 31, 2003 and through State Street Bank and Trust from November 1 through December 31, 2003. For the periods indicated, Matrix Capital Bank and State Street Bank and Trust also served as the depositor for the Plan's assets.

Additional   parties-in-interest   transactions  include  contributions  by  the
Employer and the Plan's investment in Company stock including reinvestment of dividends paid from the Company stock.

6. Commitments and Contingencies

As previously disclosed in the Plan's Form 11-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on July 3, 2002 (the "2001 Form 11-K"), the Company restated its audited financial statements for fiscal years 1999 and 1998, and certain unaudited financial information for fiscal year 2000 (the "Restatement") by

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                   Notes to Financial Statements (continued)

6. Commitments and Contingencies (continued)

means of its Form 10-K for the fiscal year ended February 2, 2001, which was filed on January 14, 2002. Also as described more fully in the 2001 Form 11-K, the Company settled the consolidated Restatement-related class action lawsuit filed in the United States District Court for the Middle District of Tennessee on behalf of a class of persons who purchased or otherwise made an investment decision regarding the Company's securities and related derivative securities between March 5, 1997 and January 14, 2002. The $162 million settlement was approved by the court on May 24, 2002 and was paid by the Company in the first half of its fiscal year ended January 31, 2003.

As a member of the plaintiff class, the Plan expects that this agreement will result in a net payment to the Plan after attorneys' fees of approximately $1.4 million, which has not been reflected in the Plan's financial statements.

7. Risks and Uncertainties

The Plan invests in various investment securities including Dollar General Corporation common stock, which comprises 40% and 37% of total investments at December 31, 2003 and 2002, respectively. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                             Supplemental Schedule


                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                           EIN: 61-0502302 Plan: 002

                    Schedule of Assets (Held at End of Year)
                              Schedule H, Line 4i

                          Year Ended December 31, 2003


                                                (c) Description of Investment
                                               including Maturity Date, Rate of
         (b) Identity of Issue, Borrower,         Interest, Collateral, Par
 (a)         Lessor, or Similar Party                or Maturity Value                           (e) Current Value
-----------------------------------------------------------------------------------------------------------------------


  *     Dollar General Corporation          Dollar General Corporation common stock                  $35,793,491

  *     State Street Bank & Trust           State Street Short Term Investment Fund                    1,580,075

        Dodge & Cox                         Dodge & Cox Balanced Fund                                 18,056,186

        The American Funds Group            Washington Mutual Investors Fund                          10,144,177

        Invesco                             Invesco Stable Value Trust                                12,484,808

        PIMCO                               PIMCO Total Return Fund                                    4,754,651

        Ariel                               Ariel Appreciation Fund                                      303,270

        T. Rowe Price                       T. Rowe Price Small-Cap Stock Fund                           318,490

        Artisan                             Artisan International Fund                                   118,956

        The American Funds Group            The Growth Fund of America                                 3,567,060

  *     Participant notes receivable        Interest rate ranging from 4% to 9.5%                      2,966,526

        Real estate limited partnerships:
        Interchange City Associates, Ltd.   15.5 units                                                   157,325

        Realty FD 85-1                      200 units                                                      9,860
                                                                                         ------------------------------
                                                                                                     $90,254,875
                                                                                         ==============================

                * Party-in-interest

                Column (d) has not been presented as this information is not applicable.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Dollar General Corporation 401(k) Savings and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  June 28, 2004    DOLLAR GENERAL CORPORATION
            -------------



                             By: /s/ Jeffrey R. Rice
                                 -----------------------------------------------
                                 Name:  Jeffrey R. Rice
                                 Title: Vice President, Human Resources

                                 EXHIBIT INDEX

Exhibit No.     Description
--------------------------------------------------------------------------------
    23          Consent of Independent Registered Public Accounting Firm